March 8, 2013

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation Form 20-F for the fiscal year ended March 31, 2012 Filed July 25, 2012
File No. 001-31452

Dear Ms. Collins:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated February 4, 2013, with respect to the annual report on Form 20-F of KONAMI CORPORATION (the “Company”) for the fiscal year ended March 31, 2012. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly. References to “KONAMI” are to the Company and its consolidated subsidiaries.

Form 20-F for the fiscal year ended March 31, 2012

Item 5. Operating and Financial Review and Prospects

Item A. Operating Results

Results of Operations

Comparison of Fiscal 2012 with Fiscal 2011, page 75

1.	We note your response to prior comment 1, which states that the increase in service and other revenue primarily resulted from the major success of content for social networks, which contributed significantly to the revenue of your Digital Entertainment segment. In addition, the decrease in product sales revenue primarily resulted from declines in sales of consumer game products. You also acknowledge that this was a historic trend for the periods covered in your Form 20-F and most recent Form 6-K that was impacted by the timing of the release of “hit” titles. Your discussion of material changes in revenues in Results of Operations, however, does not appear to highlight these explanations for the material changes within product sales revenue, service and other revenue, and the overall composition of total net revenues. Please ensure that this section of future filings provides a more detailed explanation of any material changes in results of operations.

Response:

In our future filings, we will ensure our discussion in Results of Operations provides more robust explanations for the material changes within product sales revenue, service and other revenue, and the overall composition of total net revenues.

2.	We note your response to prior comment 2 that classification of the five businesses (i.e. consumer games, content for social networks, e-Amusement, card games and other) are linked to platforms/distribution channels you use to sell your digital content and do not represent the way that you review your operating results. However, we note that you do disclose revenues for these five businesses in your FY 2012 Financial Results and both FY 2013 Quarterly Financial Results, included on your website. Please clarify why disclosure of these results, and a discussion of changes in these businesses, would not provide investors with a better understanding of your operations. Further, we note your disclosure of total registered members of social media content within these reports. Please tell us what consideration you gave to including this information, as well as the number of these registered members who are paying members, in your results of operations discussion.

Response:

In our future filings, we will disclose revenues, results of operations and changes relating to the five businesses of our Digital Entertainment segment. While we do not primarily focus on the breakdown of net revenues for these five businesses in reviewing our own results, as the Staff advised, disclosing such a breakdown could help provide investors with a better understanding of our operations.

With respect to the disclosure of the number of the registered members of our social game content, we concluded that our discussion of the number of registered members for our major “hit” titles was more meaningful and useful information for investors to understand our results of operations, as the number of our major “hit” titles directly impacts our revenue. However, we will disclose the total number of the registered members of our social game content, which is disclosed in our FY 2012 Financial Results and FY 2013 Quarterly Financial Results, in our management’s discussion and analysis section in our future filings.

With respect to the Staff’s request for disclosure regarding the number of these registered members who are paying members, we believe that revenue is impacted by the trend of increases in the number of total registered members because growth in the total number of registered members indicates increased popularity and recognition in the marketplace, which in turn draws additional participation. An increasing trend in the number of total participants in content for social networks results in a corresponding increase in the number of paying members and/or the number of virtual goods purchased. As a result, we believe that disclosure of the number of total registered members and the changes thereof (i.e. increases or decreases) is meaningful for investors.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-15

3.	We note your response to prior comment 4. Please tell us who you believe is your customer in the social game content sales and explain how you came to this conclusion. In this regard, clarify whether you consider the platform provider or the game player to be your customer. Also, please tell us who has the ability to set the price of the virtual goods that are sold to the game player. As previously requested, please provide us with the specific accounting guidance that have you relied upon to determine your revenue recognition policy for social game content.

Response:

We believe that our customers for social game content are the game players, who are members of the platform providers’ social networks, because they play our game and “purchase” our virtual goods. Our game players cannot purchase our virtual goods without using virtual currency which is sold by the platform providers. The platform providers establish the price/exchange rate for the virtual currency, collect the cash related to the sale of this virtual currency, and then remit to us a fixed percentage of the proceeds when the virtual currency is used to purchase a virtual good for our social game content. Although we determine how many units of virtual currency are necessary for the purchase of the virtual goods, our net proceeds are ultimately determined by the platform providers.

Our analysis of ASC 605-45-45 is as follows:

•

We believe that our customers view platform providers as the primary obligor responsible for the overall services because our content for social networks does not function as a “social game” without the providers’ social network system. In addition, the communication functionality of a social game, which is also provided by the platform provider, represents significant value for our customers. The customers also need to purchase the virtual currency from the platform providers to purchase virtual goods in the social game. Finally, platform providers have the right to terminate the distribution of the content for social networks to the customers at their discretion.

•

The amount we earn is based on a fixed percentage for each platform provider because each platform provider establishes the price/exchange rate for the virtual currency and the amount we receive from it is based on such stated percentage.

•

The platform providers bear credit risk because they reimburse us for the purchase of our virtual goods. Due to the difficulty of tracking the actual virtual good that is purchased by particular virtual currency, historically we have not had a situation where our proceeds were not reimbursed because of non-payment by the customers for the virtual currency.

Accordingly, we do not believe that we should recognize the portion of the platform provider’s proceeds as our own revenue, and therefore we record the revenue on a net basis.

4.	We note in your response to prior comment 5 that your policy is to consider a player to be active until such player ceases to play the game or last logged in. Please clarify how you determine that a player has ceased to play the game. That is, in determining your estimated average playing period, tell us how you take into account that players may stop playing for a period of time and then resume playing the game at a later date. Further, we note that while your disclosure provides an indication that your obligation exists for the period that a player is expected to access the game or when the virtual good has been consumed, it does not discuss the factors that you considered in determining the average playing period. Please tell us what consideration you gave to disclosing this information.

Response:

The data we collect and analyze to determine the estimated average playing period includes the data for all registered players of a particular title from the title launch date through the most current date. As such, this data includes not only the data of active players but also the data of inactive players. We estimate the playing period simply by averaging all available data in order to determine the average playing period. When a player ceases to play a game and then resumes play by logging in to a game at a subsequent date, the playing period for that player considered in our analysis includes the entire period of time from the player’s first log-in to the player’s last log-in. For example, from the release date, if a player plays one of our titles for one month, then does not log in for two months, and then subsequently resumes playing for two more months to the most current date, the period of time included in our analysis for that particular player and title would be five months. We believe that this method properly takes into account the total playing periods for players who stopped playing for a certain period of time and then resumed playing the game at a later date.

With respect to the disclosure of the factors that we considered in determining the average playing period, we believe that, at this stage, we do not have any significant factors to be disclosed other than the pattern of historical usages, which is currently disclosed. However, if we identify any additional factors that affect our estimate of average playing period, we will disclose them in our future filings.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or e-mail, Junichi Motobayashi (Corporate Officer) [fax: +81-3-5412-3300 e-mail address: mj.78495@konami.com].

Very truly yours,

/s/ Takuya Kozuki
Takuya Kozuki
Representative Director
President
KONAMI CORPORATION